Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email:mail@drreddys.com
www.drreddys.com

March 6, 2017

Listing Compliance
National Stock Exchange of India Ltd.
“Exchange Plaza”, Bandra-Kurla Complex,
Bandra (East), Mumbai – 400 051
Fax Nos.: 022-26598120 / 26598237 /
26598238

Scrip Code: DRREDDY-EQ

Dear Sirs,

Ref.:	Your email dated March 6, 2017.

Sub:	Clarification on Press Release made by Company on March 3, 2017 titled ‘Dr. Reddy’s Laboratories announces acquisition of 100% stake in Imperial Credit Private Limited, a Non-Banking Finance Company (NBFC)’.

This is with reference to your email dated March 6, 2017, seeking clarification about the press release made by the Company on March 3, 2017, titled ‘Dr. Reddy’s Laboratories announces acquisition of 100% stake in Imperial Credit Private Limited, a Non-Banking Finance Company (NBFC)’.

In this regard, we would like to clarify that the Company has acquired 100% stake in Imperial Credit Private Limited; a non-deposit accepting, Non-Banking Financial Company (NBFC) registered with Reserve Bank of India (RBI) since February, 2004. The said NBFC is an unrelated entity, located at Kolkata, India and has a net worth of Rs. 1.06 crores as on January 31, 2017 and ten months turnover as on January 31, 2017 is Rs. 12.26 lakhs.

The Company has completed acquisition of 82,000 equity shares of the said entity (100% of its total paid up share capital) for a cash consideration of Rs. 2.05 crores. The acquisition was completed after complying with the respective requirements of the RBI and on receipt of approval from the Foreign Investment Promotion Board (FIPB).

Imperial Credit Private Limited was incorporated on August 6, 1991 under the Indian Companies Act, 1956 and it is engaged in lending and investment activities.

This is for your information.

With regards

/s/ Vikas Sabharwal

Vikas Sabharwal

Assistant Company Secretary

CC:- 1) BSE Ltd. (Scrip Code: 500124)

         2) New York Stock Exchange Inc. (Stock Code: RDY)